Filed pursuant to Rule 424(b)(4)
File No.: 333-87350

PROSPECTUS

3,000,000 Shares

SIPEX Corporation

Common Stock

      This prospectus relates to 3,000,000 shares of our common stock that may be offered from time to time by certain of our current stockholders or their transferees. The offering of the shares is not being underwritten. The selling stockholders identified in this prospectus purchased shares of SIPEX common stock from us in a private placement transaction completed on April 15, 2002.

      The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in other negotiated transactions. We are not selling any shares of our common stock under this prospectus and we will not receive any of the proceeds from the sale of these shares.

      Our common stock is listed on the Nasdaq National Market under the symbol “SIPX.” On May 16, 2002, the closing price for our common stock was $10.37 per share.

       Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 16, 2002.

WHERE YOU CAN FIND MORE INFORMATION
SIPEX
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEMNIFICATION OF DIRECTORS AND OFFICERS

      No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by SIPEX Corporation (referred to in this prospectus as “SIPEX,” the “Company,” “we,” “our” and “us”), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

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WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public conference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is completed.

(1) SIPEX’s Annual Report on Form 10-K, for the year ended December 31, 2001, as filed with the SEC on April 2, 2001;

(2) SIPEX’s Current Report on Form 8-K, filed with the SEC on April 19, 2002; and

(3) The section entitled “Description of Registrant’s Securities to be Registered” contained in SIPEX’s registration statement on Form 8-A filed with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and incorporating by reference the information contained in SIPEX’s registration statement on Form S-1 (SEC File No. 333-1328).

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Frank R. DiPietro

Chief Financial Officer
SIPEX Corporation
22 Linnell Circle
Billerica, MA 01821
(978) 667-8700

      You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have not authorized any other party to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

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SIPEX

THE COMPANY

      We design, manufacture and market innovative, high performance, high value-added analog integrated circuits. We sell our products across the analog semiconductor market and have targeted high-growth sectors that we believe are especially compatible with our design and process capabilities. Applications for our products include telecommunications, cellular telephones, networking products, computers, computer peripherals, notebook and desktop computers, industrial instrumentation, aerospace and the military. Our products have been incorporated into a broad range of electronic systems and products by our customers worldwide.

CONTACT INFORMATION

      We incorporated in Massachusetts in May 1965, under the name Hybrid Systems Inc. In 1987, we changed our name to SIPEX Corporation. Our executive offices are located at 22 Linnell Circle, Billerica, Massachusetts 01821, and our telephone number is (978) 667-8700.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations concerning matters that are not historical facts. Words such as “projects,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In connection with the forward-looking statements that appear in these disclosures, investors should carefully review the factors set forth in the “Risk Factors” section beginning on page 2, as well as the other reports incorporated herein by reference. Investors are cautioned not to place undue reliance on these forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statement. These forward-looking statements speak only as of the date the statements are made, and are expressly qualified in their entirety by these factors and all related cautionary statements noted in this prospectus or incorporated herein by reference. SIPEX is under no obligation to (and hereby expressly disclaims any obligation to) update these forward-looking statements, whether as a result of new information, future events, or otherwise.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

      If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

OUR QUARTERLY AND ANNUAL OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

      Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period-to-period, including:

•	overall economic conditions in the United States and abroad, particularly as a result of the events of September 11th;

•	competitive pressures on selling prices;

•	the timing and cancellation of customer orders;

•	the availability of foundry capacity and raw materials;

•	fluctuations in yields;

•	changes in product mix;

•	our ability to introduce new products and technologies on a timely basis;

•	the introduction of products and technologies by our competitors;

•	market acceptance of our and our customers’ products;

•	the level of orders received that can be shipped in a quarter;

•	our ability to manufacture in the correct mix to respond to orders on hand and new orders received in the future;

•	the timing of investments in research and development, including tooling expenses associated with product development, process improvements and production;

•	the level of future product returns; and

•	the cyclical nature of the semiconductor industry.

Due to the absence of substantial non-cancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

      Our expense levels are based, in part, on expectations of future revenues and are, to a large extent, fixed in the short term. Our future revenues are difficult to predict and at times in the past we have failed to achieve revenue expectations. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, operating results are likely to be harmed. Based on forecasts, we may increase our operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels; therefore, operating results would be harmed if increased sales are not achieved. In addition, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls.

      The semiconductor industry is currently experiencing a downturn that is adversely affecting our results of operations. Our net revenue for the quarters ended September 30, 2001, and December 31, 2001, decreased 58% and 13% from the same periods in 2000. Our business depends on market demand for products using analog semiconductors. Prolonged downturns in the semiconductor industry will lead to downturns in our net income and may cause continued losses and cash flow shortages.

      As a result of the foregoing or other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could substantially harm our business, financial condition and operating results.

IT WOULD BE DIFFICULT FOR US TO ADJUST OUR SPENDING IF WE EXPERIENCE ANY REVENUE SHORTFALLS.

      Our future revenues will be difficult to predict and at times in the past we have failed to achieve our revenue expectations. Our expense levels are based in part, on our expectation of future revenues, and expense levels are, to a large extent, fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason our operating results are likely to be harmed. Due to the absence of substantial non-cancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and often fluctuates substantially.

      Because we are continuing to increase our operating expenses for personnel, new product development, and inventory in anticipation of increasing sales levels, our operating results would be harmed if increased sales are not achieved. In addition, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls.

WE HAVE SIGNIFICANT CAPITAL REQUIREMENTS TO MAINTAIN AND GROW OUR BUSINESS.

      In order to remain competitive, we must continue to make significant investments in our facilities and capital equipment. We have funded a portion of our capital investments through long-term debt under our $20 million line of credit with a commercial bank. In addition to this line of credit, we may seek additional equity or debt financing from time to time and cannot be certain that additional financing will be available on favorable terms, if at all. Moreover, any future equity or convertible debt financing will decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted.

WE MAY EXPERIENCE DIFFICULTIES IN DEVELOPING AND INTRODUCING NEW OR ENHANCED PRODUCTS NECESSITATED BY TECHNOLOGICAL CHANGES.

      Our future success will depend, in part, upon our ability to anticipate changes in market demand and evolving technologies, to enhance our current products and to develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. Our products may be rendered obsolete if we fail to anticipate or react to change, and, as a result, our revenues and cash flow may be negatively impacted. Our success depends on our ability to develop new semiconductor devices for existing and new markets, to introduce these products in a timely manner and to have these products selected for design into new products of our customers. The development of these new devices is highly complex and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including:

•	accurate new product definition;

•	timely completion and introduction of new product designs;

•	availability of foundry capacity;

•	achievement of manufacturing yields; and

•	market acceptance of our products and our customer’s products.

      Our success also depends upon our ability to accurately specify and certify the conformance of our products to applicable standards and to develop our products in accordance with customer requirements. We cannot assure you that we will be able to adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. We cannot assure you that we will be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand or that these products will achieve market acceptance. Furthermore, we cannot assure you that our customers’ products will achieve market acceptance.

OUR MANUFACTURING PROCEDURES ARE VERY COMPLEX, WHICH MAY RESULT IN MANUFACTURING DIFFICULTIES.

      Our manufacturing processes are highly complex and are continuously being modified in an effort to improve yields and product performance. Process changes can result in interruptions in production or significantly reduced yields that could result in product introduction or delivery delays. In addition, yields can be adversely affected by minute impurities in the environment or other problems that occur in the complex manufacturing process. Many of these problems are difficult to diagnose and are time-consuming or expensive to remedy. From time to time we have experienced yield variances. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. We cannot assure you that our foundry or those of our suppliers will not experience yield variances or other manufacturing problems that result in delayed product introduction or delivery delays.

      We currently rely on a variety of outside foundries to supply fully processed semiconductor wafers. There are significant risks associated with reliance on outside foundries, including the lack of assured wafer supply and control over delivery schedules, the unavailability of or delays in obtaining access to key process technologies and limited control over quality assurance, manufacturing yields, capacity and production costs. The occurrences of any supply or other problems such as the wafer shortages could have a negative impact on our business revenues and results of operations.

      From time to time, the overall semiconductor industry has experienced significant growth, which has created industry-wide capacity shortages and extended lead times for contract assembly, raw wafers, capital equipment, foundry wafers and various other products and services that are critical to our performance. We are seeking to establish and maintain critical inventories and alternate sources to minimize the impact of our vendors’ capacity limitations. However, there may be future shortages of key services that harm our business and results of operations.

      In an effort to reduce our reliance on outside fabricators for our wafers, we have built an in-house fabrication facility in Milpitas, California. We have brought wafer production in-house and have transitioned substantially all of our products to the new fab. The new facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates depend upon the continued reliable operation and effective integration of a variety of hardware and software components. We cannot be sure that all of these components will be fully functional or successfully integrated or that the facility will achieve the forecasted yield targets. We have experienced and may continue to experience unexpected delays and problems in qualifying and ramping up production at this new facility. Our failure to implement the new fab successfully and in a timely fashion may impact future revenue growth and operating results. In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than currently anticipated. Higher costs to bring the facility to full operating capacity will reduce margins and could harm our business and results of operations.

BRINGING OUR WAFER FABRICATION FACILITY TO FULL OPERATING CAPACITY COULD TAKE LONGER AND COST MORE THAN WE ANTICIPATED.

      Our wafer fabrication facility in Milpitas, California began production in the second half of 1999. The facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates and manufacturing yields depend upon the reliable operation and effective integration of a variety of hardware and software components. We have experienced and may continue to experience unexpected delays and problems in qualifying and ramping up production in this facility. Our inability to achieve and maintain acceptable production capacity and yield levels will adversely impact our gross margins, profitability and financial condition. In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than we currently anticipate. Higher costs to bring the facility to full operating capacity will reduce our margins and could harm our business.

WE RELY ON OUTSIDE FOUNDRIES TO SUPPLY WAFERS AND THOSE FOUNDRIES MAY NOT PRODUCE AT ACCEPTABLE LEVELS.

      We rely on outside foundries to supply fully processed semiconductor wafers. This reliance on outside foundries presents the following potential risks:

•	lack of adequate wafer supply;

•	limited control over delivery schedules;

•	unavailability of or delays in obtaining access to key process technologies; and

•	limited control over quality assurance, manufacturing yields and production costs.

      Additionally, the manufacture of integrated circuits is a highly complex and technologically demanding process. Our third party foundries have, from time to time, experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. We cannot assure you that our outside foundries will not experience lower than expected manufacturing yields in the future.

      Additionally, we purchase fully processed semiconductor wafers from outside foundries. We do not have a guaranteed level of production capacity at any of our foundries. The ability of each foundry to provide wafers to us is limited by the foundry’s available capacity, and the foundry’s allocation of its available capacity among multiple customers. We cannot assure you that our third party foundries will allocate sufficient capacity to satisfy our requirements. We have experienced decreased allocations of wafer supplies from our suppliers in the past, which reduced our capacity to ship products, and, thus, recognize revenues. Additionally, any sudden reduction or elimination of any primary source or sources of fully processed wafers could result in a material delay in the shipment of our products. If any other delays or shortages occur in the future, our revenues and business will be harmed.

WE MUST COMPLY WITH SIGNIFICANT ENVIRONMENTAL REGULATIONS, WHICH IS DIFFICULT AND EXPENSIVE.

      We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Although we believe that our activities conform to presently applicable environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. Any failure by us to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject us to significant future liabilities. In addition, we cannot assure you that we have not in the past violated laws or regulations, which violations could result in remediation or other significant liabilities, or that past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other significant liabilities under current or future environmental laws or regulations.

WE DEPEND ON DISTRIBUTORS WHO SELL DIRECTLY TO OEMs.

      Approximately 44% of our net sales are from shipments of our product to distributors who sell directly to OEMs. Our agreements with distributors contain provisions for return of our product including stock rotations whereby distributors may return a percentage of their product based upon a percentage of their most recent six months shipments and in certain circumstances upon termination of the distributor relationship. We estimate the amount of future returns and have established reserves for estimated returns based upon information including sales during the period into the distribution channel, reported sell-through by distributors to OEMs, distributor inventory levels and the specific terms of the distributor agreements as well as historical returns experience. Beginning in the fourth quarter of 2000, we began deferring revenue on shipments to our largest distributor until the product is resold by the distributor to the end user (sell-through) because the arrangement with this distributor included price concessions and return rights the potential impact of which we believed we could no longer reasonably estimate.

WE MAY NOT SUCCESSFULLY EXPAND OUR SALES AND DISTRIBUTION CHANNELS.

      An integral part of our strategy is to expand our sales and distribution channels. We are increasing resources dedicated to developing and expanding these channels but we may not be successful doing so. If we are successful in increasing our sales through indirect sales channels, we expect that those sales will be at lower per unit prices than sales through direct channels, and revenues we receive for each sale will be less than if we had sold the same product to the customer directly. Selling through indirect channels may also limit our contact with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. Even if we successfully expand our distribution channels, any new distributors may not have the technical expertise required to market and support our products successfully. If parties do not provide adequate levels of services and technical support, our customers could become dissatisfied, we could be required to devote additional resources for customer support, and our brand name and reputation could be harmed. Our strategy of marketing products directly to our customers and indirectly through distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different distributors target the same customers, distributors may also come into conflict with each other. Although we have attempted to manage our distribution channels to avoid potential conflicts, channel conflicts may harm our relationships with existing sales representatives or distributors or impair our ability to attract sales representatives.

OUR FUTURE SUCCESS DEPENDS ON RETAINING OUR KEY PERSONNEL AND ATTRACTING AND RETAINING ADDITIONAL HIGHLY QUALIFIED EMPLOYEES.

      Our success depends upon the continued service of our executive officers and other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, such as experienced analog circuit designers. The competition for these employees is intense. Most of our employees are employees at-will and we have no fixed-term employment agreements with most employees, which means that they can terminate their employment at any time. We cannot assure you that we will be able to retain our design engineers, executive officers and other key personnel. The loss of the services of one or more of our design engineers, executive officers or other key personnel or our inability to recruit replacements for these personnel or to otherwise attract, retain and motivate qualified personnel could seriously impede our success.

WE MAY FACE SIGNIFICANT RISKS IN EXPANDING OUR INTERNATIONAL OPERATIONS.

      We derive a significant portion of our net sales from international sales, including Asia, which are subject to certain risks, including:

•	unexpected changes in legal and regulatory requirements;

•	changes in tariffs;

•	exchange rates and other barriers;

•	political and economic instability;

•	difficulties in accounts receivable collection;

•	difficulties in managing distributors or representatives;

•	difficulties in staffing and managing international operations;

•	difficulties in protecting our intellectual property overseas;

•	the seasonality of sales; and

•	potentially adverse tax consequences.

International sales in 2001, 2000, and 1999, were approximately $44.4 million, $61.1 million and $45.4 million, respectively, representing 61.6%, 53.3% and 50.5% of total net sales, respectively. There can be no assurance that economic troubles in any geographic area of the world will not have a material adverse effect on our business, results of operations and financial condition.

WE HAVE ONLY LIMITED PROTECTION FOR OUR PROPRIETARY TECHNOLOGY.

      The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Although we are not aware of any pending or threatened patent litigation that we consider material, there can be no assurance that third parties will not assert claims against us with respect to existing or future products or technologies and we have been subject to such claims in the past. In litigation to determine the validity of any third party claims, such litigation, whether or not determined in our favor, could result in significant expense to us and divert the efforts of our management personnel from productive tasks. In the event of an adverse ruling in such litigation, we may be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. There can be no assurance that licenses will be available on acceptable terms, or at all, with respect to disputed third party technology. In the event of a successful claim against us and our failure to develop or license a substitute technology at a reasonable cost, our business, financial condition and results of operations would be materially and adversely affected.

      We cannot assure you that foreign intellectual property laws will protect our intellectual property rights. Furthermore, we cannot assure you that others will not independently develop similar products, duplicate our products or design around any of our patents. We may be subject to, or may initiate, interference proceedings in the patent office, which can demand significant financial and management resources.

WE MAY BECOME SUBJECT TO INFRINGEMENT CLAIMS.

      Although we do not believe that our products infringe the proprietary rights of any third parties, we have in the past been subject to infringement claims and third parties might assert infringement claims against us or our customers in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights.

      Litigation, either as a plaintiff or a defendant, would cause us to incur substantial costs and divert management resources from productive tasks. Any litigation, regardless of the outcome, could harm our business.

      If it appears necessary or desirable, we may seek licenses to intellectual property that we are allegedly infringing. We may not be able to obtain licenses on acceptable terms. The failure to obtain necessary licenses or other rights could harm our business.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, WE WILL EXPERIENCE FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOST MARKET SHARE.

      We compete in markets that are intensely competitive, and which are subject to both rapid technological change and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which would affect our operating results and financial condition. To remain competitive, we continue to evaluate our manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to successfully implement new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected. Our future competitive performance depends on a number of factors, including our ability to:

•	accurately identify emerging technological trends and demand for product features and performance characteristics;

•	develop and maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors;

•	bring products to market on a timely basis at competitive prices;

•	respond effectively to new technological changes or new product announcements by others;

•	increase device performance and improve manufacturing yields;

•	adapt products and processes to technological changes; and

•	adopt and/or set emerging industry standards.

      We cannot assure you that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, we cannot assure you that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable to us.

OUR STOCK PRICE HAS BEEN VOLATILE AND COULD CONTINUE TO REMAIN VOLATILE.

      The trading price of our common stock is subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, general conditions in the semiconductor manufacturing and electronic markets, changes in earnings estimates by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. In the quarter ended December 31, 2000, our stock price ranged from a high of $45.125 to a low of $15.875. In the first quarter of 2001 ending March 31, 2001, our stock price ranged from a high of $25.563 to a low of $7.656. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. On January 12, 2001, our closing stock price was $13.00, down from a $24.23 closing price on January 11, 2001, as a result of a press release announcing lower than expected revenue and earnings.

WE COULD FACE SECURITIES LITIGATION IF OUR STOCK PRICE REMAINS HIGHLY VOLATILE.

      In the past, securities class action litigation has often followed periods of volatility in the market price of a company’s securities. We were recently named in two virtually identical purported securities class action lawsuits. The complaints alleged, among other things, that our financial statements for the second and third quarters of fiscal year 2000, contained incorrect statements and sought unspecified damages. On April 12, 2002, the U.S. District Court dismissed both suits with prejudice.

      The litigation process is inherently uncertain and unpredictable, however, and there can be no guarantee that we will not become subject to such suits in the future. Moreover, there can be no guarantee that if we do become subject to such suits, that the ultimate outcome will be similar to the cases noted above. Any litigation could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

USE OF PROCEEDS

      SIPEX will not receive any of the proceeds from the resale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below. See the sections below entitled “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

      We are registering the 3,000,000 shares of our common stock covered by this prospectus pursuant to agreements between us and the selling stockholders named in the table below. We issued and sold all of the shares to the selling stockholders in a private placement completed on April 15, 2002. Adams, Harkness & Hill, Inc. and Deutsche Banc Alex. Brown acted as placement agents for such private placement. We are registering the shares to permit the selling stockholders (and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other transfer after the date of this prospectus) to resell the shares when and if they deem appropriate. We have agreed with the selling stockholders to keep the registration statement (of which this prospectus is a part) effective until the earlier of: (i) the date on which all of the shares have been sold; (ii) the first date on which all of the then remaining unsold shares may be sold within a ninety day period pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended; and (iii) April 15, 2004.

      The following table sets forth the name of each selling stockholder and the number of shares of common stock that, to our knowledge, each selling stockholder beneficially owned as of May 15, 2002. We have calculated the number of shares beneficially owned by the selling stockholders based on information furnished to us by them or on their behalf, and in accordance with the rules of the SEC. We have determined each selling stockholder’s percentage ownership based on 27,913,984 shares of our common stock outstanding on May 15, 2002, which includes the 3,000,000 shares issued and sold to the selling stockholders in the private placement. None of the selling stockholders has held any position or office or has had any material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of the shares or our other securities.

	Shares Beneficially			Shares Beneficially
	Owned Prior			Owned After
	to Offering		Number of	Offering(1)
			Shares Being
Name of Selling Stockholder	Number	Percent	Offered	Number	Percent

INVESCO-VIF Small Company Growth Fund	970,897	3.48%	970,897	*	*
INVESCO Small Company Growth Fund	29,103	*	29,103	*	*
Eaton Vance Capital Growth Portfolio	350,000	1.25%	350,000	*	*
Eaton Vance Growth Portfolio	210,000	*	210,000	*	*
Eaton Vance Tax Managed Multi Cap Opportunity Portfolio	140,000	*	140,000	*	*
Capital Ventures International	480,000	1.72%	480,000	*	*
Nations Small Company Fund(2)	767,783	2.75%	300,000	467,783	1.68%
Maple Row Partners LP	250,000	*	250,000	*	*
Special Situations Private Equity Fund, L.P.(3)	150,000	*	150,000	*	*
Bramwell Capital Corp.	80,000	*	80,000	*	*
Radyr Investments Limited	40,000	*	40,000	*	*
Total	3,467,783	12.42%		*	*

*	Less than 1%.

(1)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We have no agreements, arrangements or understandings with any of the selling stockholders with respect to the sale of any of the shares. We cannot estimate, therefore, the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed the selling stockholders will hold none of the shares covered by this prospectus after the completion of the offering.

(2)	Includes 467,783 shares of common stock that were beneficially owned by Nations Small Company Fund prior to the acquisition by Nations Small Company Fund of the 300,000 shares of common stock offered under this prospectus. None of the 467,783 shares previously owned by Nations Small Company Fund will be sold pursuant to this prospectus.

(3)	Austin W. Marxe and David M. Greenhouse are the principal owners of MG Advisers, L.L.C. (“MG”), the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. (the “Private Equity Fund”), and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MG on behalf of the Private Equity Fund.

PLAN OF DISTRIBUTION

      The shares covered by this prospectus or interests therein may be offered and sold from time to time by the selling stockholders (and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other transfer after the date of this prospectus). The selling stockholders will act independently of SIPEX in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby or interests therein on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares offered hereby may be sold, without limitation, by one or more of the following means of distribution:

•	a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in privately negotiated transactions; and

•	any combination of the foregoing, or by any other legally available means.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

      In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus. To our knowledge, no selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

      Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). The selling stockholders may pay usual and customary brokerage fees. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and that may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to, or receive from, the purchasers of such shares commissions computed as described above.

      The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. Any profits realized by the selling stockholders and compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

      We agreed to register under applicable federal and state securities laws the shares covered by this prospectus for the selling stockholders. In connection with such registration, we and the selling stockholders agreed to a cross-indemnification of the selling stockholders, the Company and our respective controlling persons against specific liabilities in connection with the offer and sale of the shares offered hereby, including liabilities under the Securities Act of 1933, as amended. We will bear all of the expenses incurred in connection with the registration of the shares offered under this prospectus, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders or underwriting discounts, brokerage fees and commissions incurred by the selling stockholders.

      To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

      At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

      We have agreed with the selling stockholders to keep the registration statement (of which this prospectus is a part) effective until the earlier of: (i) the date on which all of the shares have been sold; (ii) the first date on which all of the then remaining unsold shares may be sold within a ninety day period pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended; and (iii) April 15, 2004. We may suspend the selling stockholders’ rights to resell shares under this prospectus.

      EquiServe, 150 Royall Street, Canton, Massachusetts 02021, is the transfer agent for the shares of our common stock.

LEGAL MATTERS

      Certain legal matters relating to the validity of the securities offered hereby will be passed upon for SIPEX by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements of SIPEX Corporation as of December 31, 2001, and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      SIPEX’s Articles of Organization and bylaws eliminate the personal liability of its directors as permitted by the Massachusetts Business Corporation Law. In addition, SIPEX’s Articles of Organization and bylaws provide indemnity for SIPEX’s current or former officers and directors against all liabilities and costs of defending an action or suit in which they were involved by reason of their positions with SIPEX. However,

SIPEX cannot indemnify any person if a court finds that the person did not act in good faith. SIPEX has entered into separate indemnification agreements with each of its directors and executive officers, whereby SIPEX agreed, among other things, to indemnify them to the fullest extent permitted by the Business Corporation Law of the Commonwealth of Massachusetts, subject to specified limitations, against certain liabilities actually and reasonably incurred by them in any proceeding in which they are a party that may arise by reason of their status as directors, officers, employees or agents or may arise by reason of their serving as such at the request of SIPEX for another entity and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. SIPEX intends to enter into similar separate indemnification agreements with any directors or officers who may join SIPEX in the future. There is no pending litigation or proceeding involving a director, officer, employee or other agent of SIPEX as to which indemnification is being sought nor is SIPEX aware of any pending or threatened litigation that may result in claims for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling SIPEX pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.